Cadence Bancorporation

2800 Post Oak Boulevard, Suite 3800

Houston, Texas 77056

February 7, 2018

VIA EDGAR

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti

Re:	Cadence Bancorporation
Registration Statement on Form S-1
Filed February 2, 2018
File No. 333-222824

Dear Ms. Anagnosti,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cadence Bancorporation (the “Company”) hereby requests the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-222824) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:30 pm, New York City time, on February 8, 2018 or as soon as practicable thereafter; provided, that the Company respectfully requests that the Commission does not declare the Registration Statement effective until it receives telephonic or e-mail confirmation from the Company on such date.

The Company hereby authorizes Mark F. Veblen of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Veblen at (212) 403-1396 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

CADENCE BANCORPORATION

By:	/s/ Jerry W. Powell
Name:	Jerry W. Powell
Title:	Executive Vice President and General Counsel

cc:	Wachtell, Lipton, Rosen & Katz
Mark F. Veblen